SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 6, 2002.

Siderca S.A.I.C.
Av. Leandro N. Alem, 1067
Buenos Aires, Argentina (1001)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F__X__ Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Press-Realese announcing results for the Fiscal Quarter ended March 31, 2002.

Siderca
Tenaris Group

Press Release

Siderca S.A.I.C. Announces Results for the Fiscal Quarter ended March 31, 2002

Nigel Worsnop/Diego Ferrari
Siderca S.A.I.C.
(54) 11 4318-4083
www.siderca.com

Cesar Villavicencio
Citigate Dewe Rogerson
(212) 419-8305

Buenos Aires, May 3, 2002. Siderca S.A.I.C. (New York Stock Exchange: SDT and Buenos Aires Stock Exchange: ERCA), a Tenaris Group company, today announced its earnings for the first fiscal quarter of the fiscal year ending 31 December 2002.

Siderca's results are expressed in Argentine pesos. Results from operations in foreign currency are converted to Argentine pesos at the exchange rate prevailing at the time of the applicable operation. Siderca estimates that the average rate used for the conversion of its foreign currency operations during the fiscal quarter was ARP1.84 for one US dollar. The bank buying rate for US dollars at the end of the first fiscal quarter was ARP2.9 and the bank selling rate was ARP3.0, thereby reflecting a devaluation of around 200% over the fiscal quarter.

Figures are for Siderca's consolidated results. Siderca consolidates its results with its subsidiaries, NKKTubes, AlgomaTubes, Confab and Siat, as well as other minor subsidiaries.

Highlights: Fiscal Quarter ended March 31, 2002

- **Net income of ARP440.8 million**
- **Operating profit of ARP194.4 million**
- **EBITDA of ARP216.3 million (30.1% of net sales)**
- **Net sales of ARP719.1 million**
- **Net earnings per share at ARP0.441 (ARP4.408 per ADR)**

Results for Fiscal Quarter ended March 31, 2002 vs. Fiscal Quarter ended March 31, 2001

Siderca's results for the fiscal quarter ended March 31, 2002 were significantly affected by the effective termination, at the end of the previous fiscal period, of the Convertibility Law under which for a period of more than 10 years the Argentine peso had been convertible to US dollars at the rate of one to one and the subsequent 200% devaluation of the Argentine peso which occurred during the quarter.

Net income rose to ARP440.8 million from ARP33.2 million in the same period of 2001. The increase in recorded earnings includes a profit of ARP362.8 million arising essentially from gains on foreign currency denominated holdings (excluding equity holdings) and inventory. The increase also reflects higher operating profits in Siderca's seamless and welded businesses, partially offset by increased income tax provisions.

Operating profit rose to ARP194.4 million (27.0% of net sales) from ARP34.7 million (11.0% of net sales) in the same period last year. Siderca's operating profit at parent company level rose to ARP117.0 million from ARP26.9 million with an operating margin of 40.8% of net sales. Higher export sales and a lower cost of goods sold in relation to net sales more than offset the effect of the Argentine crisis on sales to the domestic market. Siderca's consolidated operating profit also benefited from strong operating results at its subsidiaries.

Operating profit plus depreciation and amortization (EBITDA) totaled ARP216.3 million (30.1% of net sales), compared to ARP58.3 million (18.5% of net sales) in the same period of the previous year. At the parent level, EBITDA totaled ARP134.6 million (47.0% of net sales).

Net sales rose to ARP719.0 million (US$390.8 million) up from ARP315.4 million in the same period of 2001. Siderca's results benefited from (i) higher foreign currency export revenues due to a greater proportion of premium products in the sales mix, (ii) higher sales at NKKTubes and AlgomaTubes which recorded net sales of ARP130.2 million (US$70.8 million) compared with ARP57.8 million in the same period of the previous year reflecting higher sales volumes and an improved product mix at NKKTubes, and (iii) higher sales at its welded pipe subsidiaries which recorded net sales of ARP246.2 million (US$133.8 million) compared with ARP70.9 million in the same period of 2001 reflecting sharply higher sales volumes. These positive effects more than offset lower domestic sales due to the impact of the Argentine crisis on volumes and prices. It should be noted that the recently introduced export taxes and reduction in drawbacks are only partially reflected in the net sales results for the first fiscal quarter and that a more complete effect can be expected to be reflected in subsequent periods.

Overall sales volume increased 17% to 387.1 thousand metric tons from 329.7 thousand metric tons in the same period of 2001, reflecting a strong increase (85%) in welded pipe sales volumes and a small decrease (6%) in seamless sales volumes. In the domestic market, sales volumes registered a 40% decline with the Argentine crisis impacting local drilling activity and sales to Siderca's oil and gas and commercial customers. Siderca's export sales at 131.0 thousand tons were similar to those for the corresponding quarter of the previous year but sales by its seamless subsidiaries, principally NKKTubes, rose 9% to 67.9 thousand tons. During the quarter, demand for seamless tubes remained firm due to sustained international oil and gas drilling activity in regions such as the Middle East, Asia and Africa, despite such activity showing significant declines in countries such as Canada, Venezuela and Argentina. Welded pipe sales volumes rose to 155.5 thousand metric tons from 84,0 thousand metric tons in the same period of 2001, reflecting high demand for welded pipes from regional pipeline projects such as OCP (Ecuador), Camisea (Peru) and Gasyrg (Bolivia).

Cost of goods sold, expressed as a percentage of net sales, decreased to 57.8% from 70.2% in the same period of 2001. At the parent company level such percentage decreased to 45.3% from 65.0% in the same period of 2001 where the cost of goods sold rose by far less than net sales reflecting Siderca's profile as an exporter of industrial products with substantial domestic added value.

Selling, general and administrative expenses represented 15.1% of net sales, compared to 18.8% of net sales in the same period of 2001. At the parent level, these expenses represented 13.9% of net sales compared to 19.0% of net sales in the same period of the previous year. Selling expenses, much of which are incurred in foreign currency, increased in line with the increase in net sales and general and administration expenses declined in comparison to the corresponding quarter of the previous year during which certain non-recurring expenditures were incurred.

Financial income (expenses) and holding gains (losses) represented a net gain of ARP362.8 million, compared to a net loss of ARP17.5 million in the same period of 2001. This result principally reflects the effect of the devaluation of the Argentine peso on the value of Siderca's net monetary assets (excluding equity holdings) held in foreign currency (a gain of ARP225.4 million) and on the foreign content of its inventories (ARP140.9 million).

Other income and expenses showed a net loss of ARP9.7 million against a loss of ARP0.2 million in the same period of the previous year due, principally, to an increase of provisions by Siderca against non-commercial credits.

Equity in earnings from affiliates rose to ARP30.8 million compared to ARP15.6 million in the same period of the previous year.

Our investment in Tamsa generated a net gain of ARP1.0 million, down from ARP15.5 million in the same period of 2001. Siderca's participation in Tamsa's reported results amounted to ARP13.3 million (US$4.6 million) prior to adjustments (a reduction of ARP12.3 million) resulting from the conversion of Tamsa's financial statements reflecting principally the effects of accounting differences on the treatment of income taxes between Argentine and Mexican GAAP. Tamsa reported a lower operating profit in the first fiscal quarter of 2002 compared to the corresponding quarter in 2001 due mainly to reduced sales in Venezuela and to non-petroleum domestic customers. Tamsa's operating margin was 21.3%. Tamsa's net income result was affected by increased income tax charges, an increased comprehensive financing loss due to charges on the valuation of its investment in Tavsa resulting from the depreciation of the Venezuelan bolivar against the Mexican peso and continuing losses on its investment in Sidor.

Our investment in Dalmine (estimated based on its reported operating results for the first fiscal quarter of 2002) generated a gain of ARP22.4 million (US$7.7 million), compared with a loss of ARP2.2 million (affected by a negative adjustment of ARP5.6 million resulting from the conversion of Dalmine's financial statements due to the devaluation of the euro against the Argentine peso) in the same period of 2001. Dalmine reported better operating results compared to the corresponding quarter in 2001 due principally to higher demand from its oil and gas customers which offset lower sales volumes to its industrial customers.

Dalmine decided to exercise its prerogative to delay publication of its final results for the year 2001 (and, consequently, for the first quarter of 2002) until the end of the time allowed by law due to uncertainty about the final result of the judicial claim brought against Dalmine in the UK by a consortium led by BHP Petroleum Ltd. and the imminence of the court's decision expected in May 2002. As has been informed previously in our financial statements, this claim, dating from 1998, relates to sales of tubes made prior to Siderca's investment in Dalmine and Siderca's indirect subsidiary, Techint Investments Netherlands N.V., has instigated an arbitral process against the entity which sold the shares of Dalmine to procure that such entity assume responsibility for paying 84.08% of any amount that Dalmine might have to pay as a result of the claim mentioned were such claim to result in a negative determination against Dalmine.

Earnings from investments in affiliates also included a gain of ARP2.3 million on our investment in Tenaris Connections A.G., a gain of ARP1.3 million on our investment in Metalcentro S.A. and gains of ARP3.8 million arising from negative goodwill on our investment in Confab in 1999 and our additional investment in Tamsa in 2001.

Income tax charges rose to ARP82.6 million from ARP3.9 million in the corresponding period of 2001. At the parent company, the tax charge increased to ARP30.0 million from ARP0.1 million in the same quarter of the previous year reflecting higher earnings. Siderca's subsidiaries also reported higher income tax charges reflecting higher earnings.

Cash and cash equivalents at March 31, 2002 totaled ARP382.4 million, following an increase during the period of ARP273.0 million, and net financial debt amounted to ARP513.5 million (US$171.2 million). Additionally, funds in the *fideicomiso* established during 2001 to provide support for ongoing operations amounted to ARP330.6 million at March 31, 2002.

Siderca's consolidated financial debt at March 31, 2001, all of which is denominated in foreign currency, was ARP895.9 million (US$298.6 million) compared to aRP296.3 million at March 31, 2001. Of this debt ARP754.2 million was short-term and ARP141.7 million long-term. The debt is held principally in Siderca (ARP309.3 million or US$103.1 million), Confab (ARP223.5 million or US$74.5 million), Siderca Denmark (ARP147.1 million or US$49.0 million), NKKTubes (ARP151.0 million or US$49.0 million), Siat (ARP38.6 million or US$12.9 million), and AlgomaTubes (ARP26.4 million or US$8.8 million).

The table below shows Siderca's consolidated total sales volume by product and market for the periods indicated.

	For the three months ended March 31,		
	2002	2001	Change
	(tons)		
Seamless Steel Pipe Sales			
Domestic sales	32,632	53,976	-39.5%
Exports	131,031	129,579	1.1%
NKKTubes and AlgomaTubes	67,873	62,089	9.3%
Total seamless steel pipe sales	231,536	245,644	-5.7%
Welded Steel Pipe Sales	155,522	84,017	85.1%
Total Sales	387,058	329,661	17.4%

The table below shows Siderca's unconsolidated total sales volume by product and market for the periods indicated.

	For the three months ended March 31,		
	2002	2001	Change
	(tons)		
Seamless Steel Pipe Sales			
Domestic sales	33,328	54,211	-38.5%
Exports	131,031	129,579	1.1%
Total seamless steel pipe sales	164,359	183,790	-10.6%
Steel Bars	19,759	-	
Total Sales	184,118	183,790	0.2%

The table below shows, for the periods indicated, Siderca's consolidated income statements.
Amounts expressed en pesos, except per share and per ADR amounts

	For the three months ended March, 31	
	2002	**2001**
Net sales	719,037,575	315,385,181
Cost of sales	(415,679,066)	(221,370,920)
Gross profit	303,358,509	94,014,261
Selling and administrative expenses	(109,002,232)	(59,266,483)
Total operating income (loss) for the period	194,356,277	34,747,778
Financial income (expenses) and holding gains (losses):	362,837,825	(17,506,906)
Other income (expenses), net	(9,698,420)	(180,689)
Results from investments in affiliated companies:		
For investments in companies	27,020,896	12,380,477
Other results	3,790,988	1,717,598
Income tax	(82,640,239)	(3,916,918)
Income (loss) before minority interest	495,667,327	27,241,340
Minority interest in losses (earnings) of consolidated subsidiaries	(54,897,223)	5,994,629
Net income (loss) for the period	440,770,104	33,235,969
Earnings (loss) per share	0.441	0.033
Earnings (loss) per ADR	4.408	0.332

The table below shows, for the periods indicated, Siderca's unconsolidated income statements.

Amounts expressed en pesos, except per share and per ADR amounts.

	For the three months ended March, 31	
	2002	2001
Net sales	286,744,594	169,020,058
Cost of sales	(129,920,602)	(109,933,666)
Gross profit	156,823,992	59,086,392
Selling and administrative Expenses	(39,861,644)	(32,173,238)
Total operating income (loss) for the period	116,962,348	26,913,154
Financial income (expenses) and holding gains (losses), net	259,967,610	(1,047,139)
Other income and expenses, net	(10,759,531)	(129,335)
Results from investments in affiliated companies:		
For investments in companies	104,469,218	8,971,424
Other results	130,459	(1,359,635)
Income tax	(30,000,000)	(112,500)
Net income for the period	440,770,104	33,235,969
Earnings (loss) per share	0.441	0.033
Earnings (loss) per ADR	4.408	0.332

The table below shows, for the periods indicated, Siderca's consolidated balance sheet.

CONSOLIDATED BALANCE SHEET at March 30, 2002 and 2001
Amounts expressed en pesos

	At March, 31	
	2002	**2001**
ASSETS		
CURRENT ASSETS		
Cash and banks	185,705,563	28,367,612
Short-term investments	196,699,862	14,819,324
Trade receivables	927,032,648	345,637,184
Other receivables	125,504,872	75,047,861
Inventories	775,284,496	245,637,000
TOTAL CURRENT ASSETS	2,210,227,441	709,508,981
NON-CURRENT ASSETS		
Other receivables	30,742,468	40,020,095
Long-term investments	2,051,678,516	613,277,496
Property, plant and equipment	978,991,929	801,690,333
Intangible assets	20,354,070	14,550,113
TOTAL NON-CURRENT ASSETS	3,081,766,983	1,469,538,037
TOTAL	5,291,994,424	2,179,047,018
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	625,672,656	167,719,566
Short-term financial debt	754,230,377	245,761,976
Taxes, payroll and social security payable	217,733,642	32,295,354
Others	135,762,525	43,758,570
TOTAL CURRENT LIABILITIES	1,733,399,201	489,535,466
NON-CURRENT LIABILITIES		
Accounts payable	28,780,534	14,195,553
Long-term financial debt	141,707,193	50,550,545
Taxes, payroll and social security payable	13,667,046	7,602,745
Others	12,210,530	6,073,047
Allowance for lawsuits and contingencies	59,509,162	22,067,187
Other liabilities	24,524,893	8,587,991
TOTAL NON-CURRENT LIABILITIES	280,399,358	109,077,068
Subtotal	2,013,798,558	598,612,534
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	383,236,813	119,187,214
SHAREHOLDER'S EQUITY	2,894,959,053	1,461,247,270
TOTAL	5,291,994,424	2,179,047,018

The table below shows, for the periods indicated, Siderca's consolidated statement of cash flow.

	For the three months ended March, 31	
	2002	**2001**
Net income for the period	440,770,104	33,235,969
Adjustments to reconcile net income to resources provided by operating activities:		
Depreciation and amortization	22,017,858	23,573,155
Equity in the losses (gains) of affiliated companies and others	39,223,980	(17,288,399)
Cash provided by the operations	502,011,942	39,520,725
Resources (used in) working capital and others	(474,478,970)	(8,234,774)
Resources (used in) provided by operations	27,532,972	31,285,951
Resources (used in) investing activities	(14,389,746)	(11,615,189)
Resources provided by (used in) financing activities	259,825,677	(25,477,843)
Net increase (decrease) in cash	272,968,903	(5,807,081)
Cash at the beginning of the Period	109,436,522	48,994,017
Cash at the end of the period	382,405,425	43,186,936

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siderca S.A.I.C.

By: ______________________________
Name: Horacio de las Carreras
Title: Secretary of the Board

Dated: May 6, 2002.